SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)*

Rackwise, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
75008R104
(CUSIP Number)
Michael Burkart Black Diamond Financial Group LLC 1610 Wynkoop Street, STE 400 Denver, CO 80202 (303) 893-2334
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 21, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75008R104
___________________________________________________________________________________ (1) Names of reporting persons Black Diamond Financial Group LLC
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Delaware
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 69,055,211[1]
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 69,055,211
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 69,055,211
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 56.5% [2]
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) CO

___________________

1 Consists of (a) 3,390,668 shares of common stock and 1,695,334 shares of common stock issuable upon exercise of currently exercisable warrants held by Black Diamond Financial Group LLC (“BDFG”), (b) 24,690,782 shares of common stock and 12,345,391 shares of common stock issuable upon exercise of currently exercisable warrants held by Black Diamond Holdings LLC (“BDH”), and (c) 17,955,357 shares of common stock and 8,977,679 shares of common stock issuable upon exercise of currently exercisable warrants held by Rackwise Funding LLC (“Rackwise Funding”). BDFG is the manager of BDH and Rackwise Funding. Patrick Imeson is the manager of BDFG and has sole voting and investment power with respect to the securities held by BDFG.

2   Based on 99,215,471 shares of common stock of Rackwise, Inc. (the “Issuer”) that were issued and outstanding as of March 26, 2012, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 30, 2012.

2

CUSIP No. 75008R104
___________________________________________________________________________________ (1) Names of reporting persons Black Diamond Holdings LLC
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Colorado
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 37,036,173 [3]
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 37,036,173
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 37,036,173
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 33.2% [4]
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) CO

___________________

3 Consists of 24,690,782 shares of common stock and 12,345,391 shares of common stock issuable upon exercise of currently exercisable warrants held by Black Diamond Holdings LLC (“BDH”). BDFG is the manager of BDH. Patrick Imeson is the manager of BDFG and has sole voting and investment power with respect to the securities held by BDH.

4  Based on 99,215,471 shares of common stock of the Issuer that were issued and outstanding as of March 26, 2012, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 30, 2012.

3

CUSIP No. 75008R104
___________________________________________________________________________________ (1) Names of reporting persons Rackwise Funding LLC
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Colorado
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 26,933,036 [5]
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 26,933,036
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 26,933,036
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 24.9% [6]
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) CO

___________________

5 Consists of 17,955,357 shares of common stock and 8,977,679 shares of common stock issuable upon exercise of currently exercisable warrants held by Rackwise Funding LLC (“Rackwise Funding”). BDFG is the manager of Rackwise Funding. Patrick Imeson is the manager of BDFG and has sole voting and investment power with respect to the securities held by Rackwise Funding.

6  Based on 99,215,471 shares of common stock of the Issuer that were issued and outstanding as of March 26, 2012, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 30, 2012.

4

CUSIP No. 75008R104
___________________________________________________________________________________ (1) Names of reporting persons MFPI Partners LLC
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Delaware
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 538,758 [7]
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 538,758
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 538,758
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) Less than 1% [8]
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) CO

___________________

7 Consists of 359,172 shares of common stock and 179,586 shares of common stock issuable upon exercise of currently exercisable warrants held by MFPI Partners LLC (“MFPI”). Patrick Imeson is the manager of MFPI and has sole voting and investment power with respect to the securities held by MFPI.

8  Based on 99,215,471 shares of common stock of the Issuer that were issued and outstanding as of March 26, 2012, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 30, 2012.

5

CUSIP No. 75008R104
___________________________________________________________________________________ (1) Names of reporting persons Patrick W. M. Imeson
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization U.S.A.
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 69,593,969 [9]
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 69,593,969
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 69,593,969
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 56.9% [10]
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

___________________

9 Consists of (a) 3,390,668 shares of common stock and 1,695,334 shares of common stock issuable upon exercise of currently exercisable warrants held by Black Diamond Financial Group LLC (“BDFG”), (b) 24,690,782 shares of common stock and 12,345,391 shares of common stock issuable upon exercise of currently exercisable warrants held by Black Diamond Holdings LLC (“BDH”), (c) 17,955,357 shares of common stock and 8,977,679 shares of common stock issuable upon exercise of currently exercisable warrants held by Rackwise Funding LLC (“Rackwise Funding”), and (d) 359,172 shares of common stock and 179,586 shares of common stock issuable upon exercise of currently exercisable warrants held by MFPI Partners LLC (“MFPI”). BDFG is the manager of BDH and Rackwise Funding. Patrick Imeson is the manager of BDFG and MFPI, and has sole voting and investment power with respect to the securities held by BDFG, BDH, Rackwise Funding and MFPI.

10 Based on 99,215,471 shares of common stock of the Issuer that were issued and outstanding as of March 26, 2012, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 30, 2012.

6

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Rackwise, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 2365 Iron Point Road, Suite 190, Folsom, CA 95630.

Item 2. Identity and Background

This statement is filed on behalf of:

(a)	Name:	Black Diamond Financial Group LLC
	Business address:	1610 Wynkoop Street, STE 400, Denver, CO 80202
	Principal business:	Management Services
	Jurisdiction of organization:	Delaware

(b)	Name:	Black Diamond Holdings LLC
	Business address:	1610 Wynkoop Street, STE 400, Denver, CO 80202
	Principal business:	Holding Company
	Jurisdiction of organization:	Colorado

(c)	Name:	Rackwise Funding LLC
	Business address:	1610 Wynkoop Street, STE 400, Denver, CO 80202
	Principal business:	Investments
	Citizenship:	Colorado

(d)	Name:	MFPI Partners LLC
	Business address:	1610 Wynkoop Street, STE 400, Denver, CO 80202
	Principal business:	Investments
	Citizenship:	Delaware

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(e)	Name:	Patrick W.M. Imeson
	Residence or business address:	1610 Wynkoop Street, STE 400, Denver, CO 80202
	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:	Manager of BDFG, BDH, Rackwise Funding and MFPI; 1610 Wynkoop Street, STE 400, Denver, CO 80202
	Citizenship:	U.S.A.

(collectively the “Reporting Persons”).

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k) under the Act. Because of the arrangements described in Item 4 below, the Reporting Persons may be deemed to constitute a group as defined in Section 13(d) of the Act. However, each Reporting Person (a) disclaims membership in a group and (b) except as expressly otherwise set forth in this Schedule 13D, disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person, except to the extent of such Reporting Person’s pecuniary interest therein.

For each Reporting Person that is a corporation, Schedule A attached hereto and incorporated herein by reference gives the information specified above for (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

During the last five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the persons named on Schedule A attached hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons were shareholders of Visual Network Design, Inc., a Delaware corporation (“VNDI”). On September 21, 2011, a wholly owned Delaware subsidiary of the Issuer merged with and into VNDI, with VNDI as the surviving corporation (the “Merger”). In connection with the Merger, each share of VNDI common stock was cancelled and converted into the right to receive approximately 1.27 shares of Common Stock and approximately 1.27 warrants, each to purchase one-half share of Common Stock at an exercise price of $0.625 per whole share. As a result of the Merger, (a) Black Diamond Financial Group LLC received 1,847,174 shares of Common Stock and warrants to purchase 923,587 shares of Common Stock, (b) Black Diamond Holdings LLC received 24,090,782 shares of Common Stock and warrants to purchase 12,045,391 shares of Common Stock, (c) Rackwise Funding LLC received 17,955,357 shares of Common Stock and warrants to purchase 8,977,679 shares of Common Stock, and (d) MFPI Partners LLC received 359,172 shares of Common Stock and warrants to purchase 179,586 shares of Common Stock. The merger agreement provides that 5% of the shares of Common Stock that VNDI’s pre-Merger shareholders receive in the Merger in exchange for their VNDI shares are to be held in escrow for any breach of the merger agreement by VNDI that is discovered during the two years following the Merger. In addition, in connection with the Merger, the Reporting Persons agreed to “lock-up” and not sell or otherwise transfer or hypothecate any of their shares of Common Stock, including shares issuable upon exercise of the merger warrants, for a term of eighteen (18) months from the closing of the Merger, except in certain limited circumstances.

8

On November 23, 2011, Black Diamond Financial Group LLC purchased 1,543,494 units of securities of the Issuer in a private placement offering at a price of $0.25 per unit for gross proceeds of approximately $385,874. Each unit consisted of one share of Common Stock and one five-year warrant to purchase one-half share of Common Stock an exercise price of $0.625 per whole share. BDFG paid for the units from operating funds.

On November 23, 2011, Black Diamond Holdings, LLC purchased 600,000 units of securities of the Issuer in a private placement offering at a price of $0.25 per unit for gross proceeds of approximately $150,000. Each unit consisted of one share of Common Stock and one five-year warrant to purchase one-half share of Common Stock an exercise price of $0.625 per whole share. BDFG paid for the units from operating funds.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Issuer’s securities for investment purposes.

Consistent with their investment purpose, the Reporting Persons will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•	Any other material change in the Issuer’s business or corporate structure;

•	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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•	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)–(b) See Items 7 through 13 of the cover pages. Subject to the disclaimers of beneficial ownership in Item 2 above, as a group, the Reporting Persons may be deemed to beneficially own an aggregate of 69,593,969 shares or 56.9% of the outstanding Common Stock of the Issuer. Except as described in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto has any equity or other ownership interest in the Issuer.

(c) Other than as described in Item 3 above, there have been no other transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto.

(d) The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the securities of the Issuer beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement

10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2012

Black Diamond Financial Group LLC

By: /s/ Patrick W.M. Imeson

Name: Patrick W.M. Imeson

Title:   Manager

Black Diamond Holdings LLC

By: Black Diamond Financial Group LLC, its Manager

By: /s/ Patrick W.M. Imeson

Name: Patrick W.M. Imeson

Title:   Manager

Rackwise Funding LLC

By: Black Diamond Financial Group LLC, its Manager

By: /s/ Patrick W.M. Imeson

Name: Patrick W.M. Imeson

Title:   Manager

MFPI Partners LLC

By: /s/ Patrick W.M. Imeson

Name: Patrick W.M. Imeson

Title:   Manager

/s/ Patrick W.M. Imeson

Patrick W.M. Imeson

SCHEDULE A

With respect to Black Diamond Financial Group LLC, the information called for by Item 2 with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation are set forth below:

Name	Residence or business address	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
Patrick W.M. Imeson	1610 Wynkoop Street, STE 400, Denver, CO 80202	Manager of Black Diamond Financial Group LLC	U.S.A.

With respect to Black Diamond Holdings LLC, the information called for by Item 2 with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation are set forth below:

Name	Residence or business address	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
Patrick W.M. Imeson	1610 Wynkoop Street, STE 400, Denver, CO 80202	Manager of Black Diamond Holdings LLC	U.S.A.

With respect to Rackwise FundingLLC, the information called for by Item 2 with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation are set forth below:

Name	Residence or business address	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
Patrick W.M. Imeson	1610 Wynkoop Street, STE 400, Denver, CO 80202	Manager of Rackwise Funding LLC	U.S.A.

With respect to MFPI Partners LLC, the information called for by Item 2 with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation are set forth below:

Name	Residence or business address	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
Patrick W.M. Imeson	1610 Wynkoop Street, STE 400, Denver, CO 80202	Manager of MFPI Partners LLC	U.S.A.

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D

The undersigned hereby agree that they are filing this Schedule 13D jointly pursuant to Rule 13d-1(k). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on this Schedule 13D with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

Dated: March 30, 2012

Black Diamond Financial Group LLC

By: /s/ Patrick W.M. Imeson

Name: Patrick W.M. Imeson

Title:   Manager

Black Diamond Holdings LLC

By: Black Diamond Financial Group LLC, its Manager

By: /s/ Patrick W.M. Imeson

Name: Patrick W.M. Imeson

Title:   Manager

Rackwise Funding LLC

By: Black Diamond Financial Group LLC, its Manager

By: /s/ Patrick W.M. Imeson

Name: Patrick W.M. Imeson

Title:   Manager

MFPI Partners LLC

By: /s/ Patrick W.M. Imeson

Name: Patrick W.M. Imeson

Title:   Manager

/s/ Patrick W.M. Imeson

Patrick W.M. Imeson